Exhibit 21.1

Subsidiaries of Merlin, Inc.

Name of Subsidiary	Jurisdiction of Organization
Merlin Labs, Inc.	Delaware
Merlin Labs NZ Limited	New Zealand
Merlin Labs Securities Corporation	Massachusetts